# Parvenu
## Cash Flow Statement

| | |
|---|---:|
| For the Year Ending | 12/31/2019 |
| Cash at Beginning of Year | 47,665 |

### Operations

| | |
|---|---:|
| Cash receipts from | |
| Customers | |
| Other Operations | |
| Cash paid for | |
| Inventory purchases | |
| General operating and administrative expenses | (37,355) |
| Wage expenses | (39,371) |
| Interest | |
| Income taxes | |
| **Net Cash Flow from Operations** | **(76,726)** |

### Investing Activities

| | |
|---|---:|
| Cash receipts from | |
| Sale of property and equipment | |
| Collection of principal on loans | |
| Sale of investment securities | 29,826 |
| Cash paid for | |
| Purchase of property and equipment | |
| Making loans to other entities | |
| Purchase of investment securities | |
| **Net Cash Flow from Investing Activities** | **29,826** |

### Financing Activities

| | |
|---|---:|
| Cash receipts from | |
| Issuance of stock | |
| Borrowing | |
| Cash paid for | |
| Repurchase of stock (treasury stock) | |
| Repayment of loans | |
| Dividends | |
| **Net Cash Flow from Financing Activities** | **0** |

| | |
|---|---:|
| **Net Increase in Cash** | **(46,900)** |

| | |
|---|---:|
| Cash at End of Year | 765 |